FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 16, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

June 16th 2010

The Royal Bank of Scotland N.V. signs share sale agreement with Faysal Bank Limited for the purchase of RBS Pakistan

The Royal Bank of Scotland N.V. (formerly known as ABN AMRO Bank N.V.), a subsidiary undertaking of The Royal Bank of Scotland Group plc ("RBS"), has reached agreement for the sale of its 99.37% holding in ("RBS Pakistan") to Faysal Bank Limited ("Faysal") for a total consideration of EUR41M (approximately PKR 4,298M). This equates to approximately PKR 2.5 per ordinary share. RBS Pakistan has 1,717,981,391 ordinary shares listed on the Karachi Stock Exchange, the Lahore Stock Exchange and the Islamabad Stock Exchange.

The transaction is subject to regulatory approvals and is expected to complete in third Quarter of 2010.

For Further Information Contact:
Richard O'Connor
Investor Relations
+44 (0) 20 7672 1758

Group Media Centre
Tel: +44 (0) 131 523 4205

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   16 June 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Senior Assistant Secretary